Exhibit 99.1
IFRS Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended June 30, 2009

Q1 revenues declined by 2.9% year on year; sequentially grew by 0.1%

Bangalore, India – July 10, 2009

Highlights

Consolidated results for the quarter ended June 30, 2009

Revenues were $ 1,122 million for the quarter ended June 30, 2009; YoY decline was 2.9%

  Net income after tax was $ 313 million for the quarter ended June 30, 2009; YoY growth was 1.6%
  Earnings per American Depositary Share (ADS) increased to $ 0.55 from $ 0.54; YoY growth of 1.9%

“We believe that in the short term the global economic environment will continue to be challenging,” said S. Gopalakrishnan, CEO and Managing Director. “We are working closely with our clients to help them navigate the downturn. We continue to invest in the future to take advantage of the growth opportunities in the medium to long term.”

Business outlook

The company’s outlook (consolidated) for the quarter ending September 30, 2009 and for the fiscal year ending March 31, 2010, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#

Quarter ending September 30, 2009

  Consolidated revenues are expected to be in the range of $ 1,110 million and $ 1,130 million; YoY decline of 8.7% to 7.1%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 0.50 and $ 0.51; YoY decline of 10.7% to 8.9%

Fiscal year ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 4.45 billion and $ 4.52 billion; YoY decline of 4.6% to 3.1%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 1.97 and $ 2.00; YoY decline of 12.4% to 11.1%

#Exchange rates considered for major global currencies: AUD / USD – 0.81; GBP / USD – 1.66; Euro / USD – 1.41

Expansion of services and significant projects

Infosys continues to win transformational deals, solution-based engagements, and systems integration projects as clients seek a trusted partner in their journeys.

Clients are leveraging Infosys’ industry expertise on projects directed at gaining a competitive advantage. A leading manufacturer and marketer of beauty care products, Alberto Culver Company, selected us to enhance its trade promotion effectiveness. We will deliver advanced category analytics services to help the company improve pricing, promotions and category management decisions. A developer and marketer of video games software and content is using our enterprise collaboration platform to ensure sustained community interaction and innovation management. We defined a collaboration platform strategy and roadmap for a high tech manufacturer, and the implementation is expected to result in significant cost savings and enhanced customer satisfaction. We are helping a high tech major, through our Supply Chain Visibility platform, to enable better KPI tracking, incident management, SLA compliance, and overall decision making. We are also helping the company to develop a repeatable and standardized approach for delivering services. A manufacturing major awarded us a deal to standardize its global processes as per contextual business needs. A premium food retailer, Waitrose, selected us as its partner for a multi-channel commerce transformation program. A transportation major engaged us to meet its strategic needs of global product development by integrating engineering and manufacturing data.

Infosys’ consulting services is contributing to growth. A provider of workflow solutions sought our consulting services for a transformational project deploying a human capital management system that supports global and local processes in more than 25 countries. The client also engaged us to transform its end-to-end business processes to accelerate integration of acquisitions and speed up time-to-market for new products.

Market leaders across the world are benefiting from Infosys’ engineering services, particularly its Product Lifecycle Management (PLM) expertise. A global manufacturer engaged us for PLM services, including roadmap definition and assessment. In addition, we are working with another global manufacturer to support its PLM program, and a global consumer packaged goods company to transform its PLM platform.

Infosys continues to strengthen its position in the banking and capital markets sector. A leading bank chose us to help it architect a future-state platform for client payment authorizations as well as conduct performance testing on one of its key online banking channels. Another leading bank selected us to provide functional consulting support for a Human Resources Management System (HRMS) rollout across 36 countries. Telstra, Australia’s leading telecommunications and information services company, selected us as one of its key strategy partners to support its five-year AUD 450 million contracts for application development and maintenance.

We developed and delivered a global template to an agribusiness to establish a scalable enterprise computing platform. We implemented a forecasting and planning application at a large airline company which involved planning ground manpower resources to service airplanes. As a result, the company improved processing by more than 40 percent.

Learning Services’ innovative solutions have been acclaimed by our clients. During fiscal 2008, we had introduced ‘Learning Services’ that modernizes and integrates traditionally separate functions such as training, learning, e-learning, talent development, and knowledge management. During Q1 of this fiscal, a high tech manufacturer sought our expertise to create and execute a strategy to design change communication, and build content to help users adapt to new technologies in the social arena. In addition, Learning Services was awarded a project by a consumer electronics company to develop a technology architecture to support the induction of new customer service agents.

“The global currency markets continue to be volatile. During the quarter, the rupee appreciated against the US dollar,” said V. Balakrishnan, Chief Financial Officer. “We continue to focus on margins while making the right investments to accelerate growth.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 103,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acq uisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders .. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Unaudited Consolidated Financial Statements (Condensed) in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS)

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of

(Dollars in millions except share data)
	June 30, 2009	March 31,2009
ASSETS
Current assets
Cash and cash equivalents	$2,270	$2,167
Available-for-sale financial assets	240	–
Trade receivables	713	724
Unbilled revenue	182	148
Derivative financial instruments	5	–
Prepayments and other assets	96	81
Total current assets	3,506	3,120
Non-current assets
Property, plant and equipment	958	920
Goodwill	144	135
Intangible assets	7	7
Deferred income tax assets	95	88
Income tax assets	60	54
Other non-current assets	55	52
Total non-current assets	1,319	1,256
Total assets	$4,825	$4,376
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$2	$5
Derivative financial instruments	–	22
Current income tax liabilities	144	115
Tax on dividend	27	–
Client deposits	1	1
Unearned revenue	89	65
Employee benefit obligations	20	21
Provisions	18	18
Other current liabilities	315	290
Total current liabilities	616	537
Non-current liabilities
Deferred income tax liabilities	8	7
Employee benefit obligations	53	48
Total liabilities	677	592
Equity
Share capital – Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 573,059,177 and 572,830,043 as of June 30, 2009 and March 31, 2009, respectively	64	64
Share premium	676	672
Retained earnings	3,742	3,618
Other components of equity	(334)	(570)
Total equity attributable to equity holders of the company	4,148	3,784
Total liabilities and equity	$4,825	$4,376

Infosys Technologies Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income for the three months ended June 30,

(Dollars in millions except share data)
	2009	2008
Revenues	$1,122	$1,155
Cost of sales	643	697
Gross profit	479	458
Operating expenses:
Selling and marketing expenses	53	61
Administrative expenses	88	87
Total operating expenses	141	148
Operating profit	338	310
Other income/(expense)	7	(18)
Finance income	48	46
Profit before income taxes	393	338
Income tax expense	80	30
Net profit	$313	$308
Other comprehensive income
Exchange differences on translating foreign operations	236	(274)
Total other comprehensive income	$236	$(274)

Total comprehensive income	$549	$34
Profit attributable to:
Owners of the parent	$313	$308
Non-controlling interests	–	–
	$313	$308
Total comprehensive income attributable to:
Owners of the parent	$549	$34
Non-controlling interests	–	–
	$549	$34
Earnings per equity share
Basic ($)	$0.55	$0.54
Diluted ($)	$0.55	$0.54
Weighted average equity shares used in computing earnings per equity share
Basic	570,115,230	569,365,847
Diluted	570,818,075	570,728,234

Contact

Investor Relations	Shekar Narayanan, India	Sandeep Mahindroo, USA
	+91 (80) 4116 7744	+1 (646) 254 3133
	shekarn@infosys.com	sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India	Peter McLaughlin, USA
	+91 (80) 3913 4511	+1 (213) 268 9363
	Bani_Dhawan@infosys.com	Peter_McLaughlin@infosys.com